AB 2/27

SE 08026180 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2008

Washington, DC 110

SEC FILE NUMBER
8- 45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2575 East Camelback RD Suite 500

Phoenix AZ 85016

(City) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Nemer 602 778-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP

401 N 44th Street Suite 300 Phoenix AZ 85008

(Address)

PROCESSED

FEB 29 2008

THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/28

OATH OR AFFIRMATION

I, Marc Nemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Christian G Sorgel
My Commission Expires
04/29/2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Cole Capital Corporation

Financial Report
12.31.2007

Cole Capital Corporation
Table of Contents
December 31, 2007

McGladrey & Pullen

Certified Public Accountants

McGladrey & Pullen, LLP
501 North 44th St., Suite 300
Phoenix, AZ 85008-6536
O 602.636.6001 F 602.636.6002
www.mcgladrey.com

Independent Auditor's Report

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company has significant transactions with affiliates.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 15, 2008

Cole Capital Corporation
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 2,472,344
Prepaid expenses	28,678
Accounts receivable	16,695
	$ 2,517,717

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 483,026
Due to affiliates	16,695
	499,721
Stockholder's equity	
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding	13,600
Contributed capital	4,089,000
Accumulated deficit	(2,084,604)
	2,017,996
	$ 2,517,717

See accompanying notes.

Cole Capital Corporation
Statement of Income
Year Ended December 31, 2007

Revenue	
Broker-dealer commissions	$ 42,689,090
Dealer manager and service fees	11,298,684
Marketing, due diligence and other	699,300
	54,687,074
Operating expenses	
Broker-dealer commissions and dealer manager fees	46,222,917
Wholesale commissions and other compensation	7,157,021
Professional fees and other	617,086
	53,997,024
Operating income	690,050
Interest income	62,534
Net income	$ 752,584

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2006	13,600	$ 13,600	$ 3,539,000	$ (2,837,188)	$ 715,412
Contributions from stockholder			550,000		550,000
Net income				752,584	752,584
Balance, December 31, 2007	13,600	$ 13,600	$ 4,089,000	$ (2,084,604)	$ 2,017,996

See accompanying notes.

Cole Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2007

Operating activities	
Net income	$ 752,584
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets	
Increase in prepaid expenses	(1,837)
Decrease in accounts receivable	1,361
Change in liabilities	
Increase in accrued expenses	241,156
Increase in due to affiliates	16,695
Net cash provided by operating activities	1,009,959
Financing activities	
Contributions from stockholder	550,000
Net increase in cash and cash equivalents	1,559,959
Cash and cash equivalents	
Beginning of year	912,385
End of year	$ 2,472,344

See accompanying notes.

Note 1 Nature of Business and Significant Accounting Policies

Nature of Business

Cole Capital Corporation (the Company) is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the sales agent or dealer manager for the private placement of real estate limited partnerships, a public non-traded real estate investment trust (REIT), and other securities offered by affiliates of the Company (the Offerings).

Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Cash and Cash Equivalents—For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue Recognition—Commission, dealer manager, service fees, marketing and due diligence revenue is recognized on the date the investor acquires an interest in the offerings. Such revenues are defined in the private offering memorandums or registration statement of such Offerings.

Income Taxes—The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Concentration of Credit Risk—The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In February 2008, the FASB delayed the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 for its year ending December 31, 2008. The Company has evaluated the provisions of FIN 48 and the adoption of FIN 48 will not have a material impact on the Company's financial position and results of operations.

Note 2 Accrued Expenses

Accrued expenses consist primarily of commissions payable to the Company's registered representatives for capital raised in securities offerings of affiliates of the Company.

Note 3 Related Party Transactions

Revenue—Substantially all revenue is earned by the Company for introducing investors to various investment programs. For the year ended December 31, 2007, these investment programs were a REIT, tenant-in-common (TIC) investments, Delaware Statutory Trusts (DST) investments, and land development investments (Growth Fund). The advisor of the REIT, the sponsor of the TIC programs, the sponsor of the DST programs, and the advisor of the Growth Fund are affiliated with the Company through common management and control.

Expenses—For the year ended December 31, 2007, the Company paid $510,000 in management fees to a company affiliated through common management and control. This affiliate provided office space, administrative, management, and payroll services to the Company.

Note 4 Net Capital Rule

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and a net capital requirement of $1,972,623 and $33,314, respectively, which was $1,939,309 in excess of its required net capital. The Company's net capital ratio was 0.26 to 1.

Note 5 Customer Protection Rule

Pursuant to the customer protection provisions of rule 15c3-3 under the Securities Exchange Act of 1934, brokers and dealers are required to disclose certain information over the physical possession or control of securities and are required to maintain certain cash reserves. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, is exempt from the computation of cash reserve requirements for brokers and dealers.

Supplementary Information

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Total stockholder's equity	$	2,017,996
Less deductions and/or charges - prepaid expenses and accounts receivable		45,373
Net capital		1,972,623
Minimum net capital requirement		33,314
Excess net capital	$	1,939,309
Aggregate indebtedness - accrued expenses and due to affiliates	$	499,721
Ratio of aggregate indebtedness to net capital		0.26 to 1

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2007 as filed by the Cole Capital Corporation in its unaudited Focus Report filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
501 North 44th St., Suite 300
Phoenix, AZ 85008-6536
O 602.636.6001 F 602.636.6002
www.mcgladrey.com

Independent Auditor's Report on Internal Control

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of Cole Capital Corporation (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 15, 2008

END